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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 25049

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                              SEQUA CORPORATION
                               (Name of Issuer)

                      Class B Common Stock, no par value
                        (Title of Class of Securities)

                                  81732 020
                                (CUSIP Number)

                            Mrs. Gertrude Rosenkranz
                            c/o Sequa Corporation
                      200 Park Avenue, New York, NY 10166
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 January 22, 1998
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.
                                                                   __
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP No. 81732 020

1)        NAME OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Gertrude Rosenkranz

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                    (b) /X/

3)        SEC USE ONLY


4)        SOURCE OF FUNDS (SEE INSTRUCTIONS)

          OO

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

                             (7)         SOLE VOTING POWER
        NUMBER OF
          SHARES
       BENEFICIALLY          (8)         SHARED VOTING POWER
         OWNED BY                        101,260
           EACH
        REPORTING            (9)        SOLE DISPOSITIVE POWER
       PERSON WITH
                             (10)       SHARED DISPOSITIVE POWER
                                        101,260

11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          101,260

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          3.04%

14)       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN

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         Gertrude Rosenkranz hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 16, 1996, as amended by Amendment No. 1 filed with the SEC on February 14, 1997 and as further amended by Amendment No. 2 filed with the SEC on February 4, 1998 (the "Schedule") as follows.

         This Schedule relates to the Class B Common Stock, no par value per share (the "Shares") of Sequa Corporation, a Delaware corporation.

         Item 5.  Interest in Securities of the Issuer.

         Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

         Mrs. Rosenkranz beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 101,260 Shares, or 3.04% of the Shares outstanding as of January 22, 1998.

         Item 5(b) of the Schedule is hereby amended by deleting the first full sentence thereof and inserting the following language in its stead:

         Mrs. Rosenkranz has shared voting and dispositive power over 150 Shares that she owns directly and jointly with her husband, Mr. Bernard Rosenkranz, and has shared voting and dispositive power over an aggregate of 101,110 Shares held by the May Trust, the September Trust and the March Trust (as defined below).

         Item 5(c) of the Schedule is hereby amended and supplemented by inserting the following text as the fourth full paragraph thereof:

         Pursuant to the terms of the March Trust, the May Trust and the September Trust, on January 22, 1998 52,440 Shares were released from the March Trust, 30,652 Shares were released from the May Trust and 66,414 Shares were released from the September Trust. All of such Shares were transferred to Mr. Norman E. Alexander.

         Item 5(e) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

         As a result of the transfers described in Item 5(c) above, Mrs. Rosenkranz ceased to be the beneficial owner of more than five percent of the Shares on January 22, 1998.


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                                    SIGNATURE




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   /s/ Gertrude Rosenkranz
                                               -------------------------------
                                                      Gertrude Rosenkranz


Date:    February 4, 1998